Exhibit 99.1

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART,

DIRECTLY OR INDIRECTLY, IN, INTO OR FROM ANY JURISDICTION WHERE TO

DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR

REGULATIONS OF SUCH JURISDICTION

22 July 2016

VEDANTA LIMITED AND CAIRN INDIA

REVISE TERMS FOR MERGER

Vedanta Limited, Cairn India Limited (“Cairn India”) and Vedanta Resources plc (“Vedanta plc” together with its subsidiaries, the “Group”), today announce revised and final terms to the recommended merger between Vedanta Limited and Cairn India (the “Transaction”), that was announced on 14 June 2015.

Key Highlights

•	The Boards of Vedanta Limited and Cairn India have today approved revised and final terms for the Transaction, taking into account prevailing market conditions and having regard to underlying commercial factors.

•	Pursuant to the revised and final terms, each Cairn India minority shareholder will receive for each equity share held:

•	1 equity share in Vedanta Limited; and

•	4 Redeemable Preference Shares with a face value of INR 10 in Vedanta Limited, with a coupon of 7.5% and tenure of 18 months from issuance.

•	Implied premium of 20% to one month VWAP of Cairn India share price.

•	The recent commodity price environment has further strengthened the strategic rationale of the Transaction outlined at the announcement:

•	Diversified Tier-I portfolio de-risks earnings volatility and drives stable cash flows through the cycle.

•	Strong historical evidence over the last 10 years, of diversified resources companies generating total shareholder returns superior to single-commodity companies.

•	Improved ability to allocate capital to the highest return projects across the portfolio.

•	Greater financial flexibility to sustain strong dividend distribution.

•	Cost savings and greater capital efficiency, with potential re-rating to benefit all shareholders.

•	Stronger balance sheet will allow for the Group’s overall cost of capital to be reduced.

•	Consistent with stated corporate strategy to simplify the Group structure.

•	Offers significant long term sustainable value enhancement for all shareholders.

•	The Transaction offers significant benefits for Cairn India shareholders

•	De-risked earnings and stable cash flows supporting investment and dividends through the cycle, driving long term value.

•	Attractive transaction terms.

•	Exposure to Vedanta Limited’s world class metals and mining assets – low cost, long life and well invested, delivering strong growth through production ramp ups.

•	Improved optionality to allocate capital and increased participation in cost savings.

•	Increased free float and trading liquidity.

•	Potential re-rating of the merged company.

•	The Jurisdictional High Courts have convened the shareholder meetings for each of Vedanta Limited and Cairn India on 8 September 2016 and 12 September 2016, respectively.

•	The Notice convening the shareholder meetings will be sent to shareholders in due course.

•	As previously announced, following completion of the Transaction:

•	Vedanta plc ownership in Vedanta Limited is expected to decrease to 50.1% from its current 62.9% shareholding.

•	Cairn India minority shareholders will own 20.2% and Vedanta Limited minority shareholders will own a 29.7% stake in the enlarged entity.

Anil Agarwal, Chairman of Vedanta Resources plc, said: “I am pleased that the Boards of Cairn India and Vedanta Limited have approved the terms announced today. The simplified corporate structure will better align interests between all shareholders for the creation of long term sustainable value.”

Sudhir Mathur, CFO and Acting CEO of Cairn India, said: “Cairn India shareholders will benefit from exposure to a diversified portfolio of world-class, low cost, long-life assets with significant growth. We are confident that the financial strength and diversified portfolio of Tier-I assets will provide de-risked earnings and stable cash flows, driving long-term value. Cairn India shareholders will benefit from the revised terms announced today, while retaining the upside from Cairn’s strong oil & gas assets.”

Tom Albanese, CEO of Vedanta Limited, said: “The strategic rationale for merging Vedanta Limited and Cairn India remains highly compelling. Diversified resources companies have delivered superior returns for shareholders historically. The Transaction consolidates our portfolio of attractive Tier-I assets and simplifies the group structure, better positioning the group to deliver superior value to all shareholders over the longer term.”

Recommendations, Financial Advisers and Fairness Opinions

The non-conflicted, independent members of the Boards of Directors of Vedanta Limited, Cairn India and Vedanta plc unanimously approved the revised merger terms.

Independent valuers, Price Waterhouse & Co LLP and Walker Chandiok & Co LLP, have provided their joint recommendation on the exchange ratio for consideration by the Boards of Vedanta Limited and Cairn India.

Lazard & Co., Limited has acted as financial advisor to Vedanta Limited in relation to the Transaction and the Board of Directors of Vedanta Limited has received a fairness opinion from Lazard India Private Limited with regard to the fairness of the exchange ratio to Vedanta Limited, from a financial point of view.

The Board of Directors of Cairn India has received opinions from DSP Merrill Lynch Limited and JM Financial Institutional Securities Limited as to the fairness of the exchange ratio to Cairn India, from a financial point of view.

J.P. Morgan Cazenove and Morgan Stanley are acting as joint financial advisors and joint corporate brokers to Vedanta plc in relation to the Transaction.

Key Transaction Approvals

Completion of the Transaction will be conditional on receipt of the following approvals:

•	Vedanta Limited and Cairn India shareholder approvals through postal ballot including e-voting :

•	Majority of the minority shareholders voting required to vote in favour of the Transaction.

•	At a High Court directed meeting (scheduled for 8 September 2016 for Vedanta Limited and 12 September 2016 for Cairn India):

•	Majority in number and 75% in value of shareholders present and voting at the shareholder meeting, required to vote in favour of the Transaction;

•	Vedanta plc and Vedanta Limited can vote at the meetings for Vedanta Limited and Cairn India, respectively.

•	Additionally, for Vedanta Limited, majority in number and 75% in value of creditors present and voting at the secured and unsecured creditor meeting (held separately), required to vote in favour of the Transaction;

•	Vedanta plc shareholder approval:

•	Simple majority of holders present and voting at the shareholder meeting planned for September 2016 required to vote in favour of the Transaction.

•	Ministry of Petroleum & Natural Gas - vesting of Cairn PSC’s to Vedanta Limited.

•	Jurisdictional High Courts where the registered offices of Vedanta Limited and Cairn India are situated.

•	Foreign Investment Promotion Board - issue of redeemable preference shares to non-resident Cairn India shareholders.

•	Regulatory and other approvals as may be required.

The appointed date for the scheme has been revised to 1 April 2016 from 1 April 2015 earlier. The Transaction is expected to close in Q1 CY2017.

Conference Calls for Analysts and Shareholders

There will be a conference call at 6.45 PM IST today:

	TIME	DIAL IN (TOLL)
India & International (Main Access)		+91 22 3938 1017
India & International (Standby Access)		+91 22 6746 8333

	TIME	DIAL IN (TOLL FREE)
UK only	2.15 PM	0 808 101 1573
USA only	9.15 AM	1 866 746 2133
Hong Kong	9.15 PM	800 964 448
Singapore	9.15 PM	800 101 2045

REPLAY (AVAILABLE UNTIL 29 JULY 2016)
Mumbai		+91 22 3065 2322
+91 22 6181 3322

Passcode:		89897#

Contacts

Vedanta Resources plc

Ashwin Bajaj

Director - Investor Relations

Radhika Arora

Associate General Manager - Investor Relations

Ravindra Bhandari

Manager - Investor Relations

Tel: +44 20 7659 4732

Tel: +91 22 6646 1531

ir@vedanta.co.in

Vedanta Limited

Ashwin Bajaj

Director - Investor Relations

Sunila Martis

Manager – Investor Relations

Vishesh Pachnanda

Manager - Investor Relations

Tel: +91 22 6646 1531

vedantaltd.ir@vedanta.co.in

Vedanta Group Communications

Roma Balwani

President - Group Communications, Sustainability and CSR

Tel: +91 22 6646 1000

gc@vedanta.co.in

Cairn India

Sudhir Mathur

Chief Financial Officer and Acting Chief Executive Officer

Tel: +91 124 677 3767

cilir@cairnindia.com

Arun Arora

Chief Communication Officer

Dheeraj Agarwal

Investor Relations

Financial Advisor to Vedanta Limited

Lazard & Co., Limited

Spiro Youakim

Fiona McHardy

Tel: +44 207 187 2000

Lazard India Private Limited

Deepak Sharma

Tel: +91 22 6752 6000

Financial Advisors to Cairn India

DSP Merrill Lynch Limited

Raj Balakrishnan

Jagan Dholakia

Tel: +91 22 6632 8000

JM Financial Institution Securities Limited

Vikas Kothari

Venugopan Nyalapelli

Tel: +91 22 6630 3030

Joint Financial Advisors, Joint Sponsors and Joint Corporate Brokers to Vedanta plc

J.P. Morgan Cazenove

Barry Weir

Edward Jack

Tel: +44 207 742 4000

Morgan Stanley

Teodor Todorov

Tom Perry

Tel: +44 207 425 8000

UK Media

Finsbury

Daniela Fleischmann

Tel: +44 20 7251 3801

Notes:

If the Transaction were to occur, it would be considered a reverse takeover, under Listing Rule L.R. 5.6.4 (1).

Since Vedanta plc currently discloses detailed financial as well as operational information on Cairn India in its Annual Reports and periodic reporting (see references below), the directors of Vedanta plc consider that the publicly available information, specifically the publicly available information referenced in this announcement, contains sufficient information about the business to be potentially acquired, to provide a properly informed basis for assessing its financial position.

Detailed financial and non-financial, operational information on Cairn India covering the last three years can be found in the Vedanta plc FY16 and FY15 Annual Reports. For FY16, detailed financial information can be found in the FY16 Annual Report, on pages 48 – 55, 162 – 164 and 224 – 226 with detailed non-financial, operational information on pages 56 – 59. For FY15, detailed financial information can be found in the FY15 Annual Report on pages 44 – 49, 148 – 149 and 211 - 213 with detailed non-financial, operational information on pages 50 - 53. Further, a Five Year historical financial and operational summary for the Group and Cairn India can be found on pages 223-231 of the FY16 Annual Report.

The Vedanta plc Annual Reports and results referenced above can be found at: www.vedantaresources.com/investor-relations/results-and-reports/annual-interim-reports.aspx. The Vedanta plc FY2016 Annual Report can be found at http://www.vedantaresources.com/media/200956/vedanta_annual_report_fy2016__final.pdf and the FY2015 Annual Report can be found at http://www.vedantaresources.com/media/177388/22883_vedanta_ar2015_final.pdf.

Pursuant to L.R. 5.6.5 (1), L.R. 5.6.5 (2) and (3) respectively, the Group confirms that if the Transaction were to occur, it will not change the strategic direction or the nature of the Group’s business, the Group’s business will not be part of a different industry sector following completion of the Transaction and the Group’s business will not deal with fundamentally different suppliers and end-users as a result of the Transaction. There will be no change in board or voting control of Vedanta as a result of the Transaction, if occurred.

About Vedanta plc

Vedanta Resources plc (“Vedanta”) is a London listed diversified global natural resources company. The group produces aluminium, copper, zinc, lead, silver, iron ore, oil & gas and commercial energy. Vedanta has operations in India, Zambia, Namibia, South Africa, Ireland and Australia. With an empowered talent pool globally, Vedanta places strong emphasis on partnering with all its stakeholders based on the core values of trust, sustainability, growth, entrepreneurship, integrity, respect and care. For more information, please visit www.vedantaresources.com.

About Vedanta Limited

Vedanta Limited is a diversified natural resources company, whose business primarily involves producing oil & gas, zinc - lead - silver, copper, iron ore, aluminium and commercial power. The company has a presence across India, South Africa, Namibia, Australia and Ireland.

Vedanta Limited is the Indian subsidiary of Vedanta Resources Plc, a London-listed company. Governance and Sustainable Development are at the core of Vedanta’s strategy, with a strong focus on health, safety and environment and on enhancing the lives of local communities. The company is conferred with the Confederation of Indian Industry (CII) ‘Sustainable Plus Platinum label’, ranking among the top 10 most sustainable companies in India

Vedanta Limited is listed on the Bombay Stock Exchange and the National Stock Exchange in India and has ADRs listed on the New York Stock Exchange. For more information, please log on to www.vedantalimited.com. Vedanta Limited had gross assets of $28.3 billion as of 31 March 2016 and profit before tax (before exceptional items) of $1.0 billion for the year ending 31 March 2016.

About Cairn India

Cairn India is one of the largest independent oil & gas exploration and production companies in India. It operates 27% of India’s domestic crude oil production and to date has opened 4 frontier basins with numerous discoveries. Cairn India has a portfolio of 9 blocks - one block in Rajasthan, which contains multiple assets, two on the west coast and four on the east coast of India and one each in Sri Lanka and South Africa. Oil and gas is currently being produced from Rajasthan, Ravva and Cambay. It is listed on the BSE and NSE in India. For more information, please visit www.cairnindia.com. Cairn India had gross assets of $8.5 billion as of 31 March 2016 and profit before tax (before exceptional items) of $342 million for the year ending 31 March 2016.

Disclaimer

This press release is for information purposes only and is not intended to and does not constitute, or form part of, any invitation or offer to sell, dispose, acquire, purchase or subscribe for any securities of any company mentioned herein in the United States or any other jurisdiction pursuant to the Transaction or otherwise, and neither this press release nor anything herein forms the basis for any contract or commitment whatsoever. This press release does not constitute a prospectus or prospectus equivalent document.

The Transaction relates to securities of an Indian company and is proposed to be effected by means of a Scheme of Arrangement under Indian law. A transaction effected by means of a Scheme of Arrangement is not subject to the proxy solicitation or tender offer rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Transaction is subject to the disclosure requirements, rules and practices applicable in India to Schemes of Arrangement, which differ from the requirements of the U.S. proxy solicitation and tender offer rules.

The Vedanta Limited securities to be issued in the Transaction have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) and may not be offered or sold in the United States absent registration or an available exemption from the registration requirements of the Securities Act. Accordingly, the Vedanta Limited securities to be issued in the Transaction are expected to be issued in reliance upon the exemption from the registration requirements of the Securities Act provided by Section 3(a)(10) of the Securities Act or another available exemption under the Securities Act.

No statement in this press release (including any statement of estimated synergies) is intended as a profit forecast or estimate for any period and no statement in this press release should be interpreted to mean that cash flow from operations, free cash flow, earnings, earnings per share or income on a clean current cost of supplies basis for any of Vedanta plc, Vedanta Limited or Cairn India, as appropriate, for the current or future financial years would necessarily match or exceed the historical published cash flow from operations, free cash flow, earnings, earnings per share or income on a clean current cost of supplies basis for any of Vedanta plc, Vedanta Limited or Cairn India, as appropriate.

This press release contains statements which are, or may be deemed to be, “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act concerning the financial condition, results of operations and businesses of Vedanta plc, Vedanta Limited and Cairn India and of the Transaction. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. The forward-looking statements in this press release speak only as at the date of this press release. Vedanta plc, Vedanta Limited and Cairn India expressly dislaim any obligation to update such statements other than as required by law or by the rules of any competent regulatory authority, whether as a result of new information, future events or otherwise. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of any of Vedanta plc, Vedanta Limited or Cairn India to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions including as to future potential cost savings, synergies, earnings, cash flow, return on average capital employed, production and prospects. Additional factors that could cause Vedanta Limited and its subsidiaries’ results to differ materially from those described in the forward-looking statements can be found in the Vedanta Limited’s 2015 Annual Reports on Form 20-F, filed with the U.S. Securities and Exchange Commission. In some cases, these forward-looking statements can be identified by the use of terms and phrases such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “objectives”, “outlook”, “probably”, “project”, “will”, “seek”, “target”, “risks”, “goals”, “should” or their negatives and similar terms and phrases. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Neither Vedanta plc, Vedanta Limited or Cairn India, nor any of their respective associates or directors, officers or advisers, provides any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements in this press release will actually occur.

There are a number of factors that could affect the future operations of any of Vedanta plc, Vedanta Limited or Cairn India and could cause those results to differ materially from those expressed in the forward-looking statements included in this press release, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for any of Vedanta plc’s Vedanta Limited’s or Cairn India’s products; (c) currency fluctuations; (d) reserves estimates; (e) loss of market share and industry competition; (f) environmental and physical risks; (g) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (h) the risk of doing business in developing countries and countries subject to international sanctions; (i) legislative, fiscal and regulatory developments including potential litigation and regulatory measures as a result of climate changes; (j) economic and financial market conditions in various countries and regions; (k) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; and (l) changes in trading conditions. All forward-looking statements contained in this press release are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements.

Certain information in this announcement is based upon unaudited management accounts and estimates. Unless otherwise indicated, all references in this press release to “US dollars”, “US$” and “$” are to the lawful currency of the United States and all references to “INR” are to “Indian Rupee”, the lawful currency of India. For the purposes of this press release and unless otherwise stated, for the convenience of the reader, the US dollar to INR exchange rate of 1: 66.33, the rate quoted by the Reserve Bank of India on 31st March 2016 and an average US dollar to INR exchange rate of 1: 65.46 for the Vedanta Limited’s and Cairn India’s financial years to 31st March 2016, have been applied for translation of certain amounts from INR to US dollar. Such translations should not be considered as a representation that such currencies could have been or could be converted into US dollars or INR (as the case may be) at any particular rate, the rate stated or at all.

Investors should seek their own tax advice.

J.P. Morgan Limited, which conducts its UK investment banking activities as J.P. Morgan Cazenove and is authorised and regulated in the United Kingdom by the Financial Conduct Authority, is acting as corporate broker and financial advisor exclusively for Vedanta plc and no one else in connection with the Transaction and matters set out in this announcement and will not regard any other person as its client in relation to the matters in this announcement nor be responsible to anyone other than Vedanta plc for providing the protections afforded to its clients nor for providing advice in connection with the Transaction or any matter referred to herein. Neither J.P. Morgan Limited nor any of its affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of J.P. Morgan Limited in connection with this announcement, any statement contained herein or otherwise.

Morgan Stanley & Co. International plc (“Morgan Stanley”) is acting as corporate broker and financial advisor to Vedanta plc and is advising no one else in connection with the Transaction and this announcement. In connection with such matters, Morgan Stanley, its affiliates and its and their respective directors, officers, employees and agents, will not regard any other person as their client, nor will they owe or accept any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person other than Vedanta plc for providing the protections afforded to their clients or for providing advice in connection with this announcement, any matters referred to herein or otherwise.

Lazard & Co., Limited, which is authorised and regulated in the United Kingdom by the Financial Conduct Authority, and Lazard India Private limited, a Category I Merchant Banker registered with the Securities and Exchange Board of India (together with Lazard & Co., Limited, “Lazard”), are acting as financial advisor to Vedanta Limited and are advising no one else in connection with the Transaction referred to in this announcement and will not be responsible to any person other than Vedanta Limited for providing the protections afforded to the clients of Lazard, nor for providing advice in relation to the Transaction, the contents of this announcement or any other matters referred to herein. Neither Lazard nor any of its affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Lazard in connection with this announcement, any statement contained herein or otherwise.

DSP Merrill Lynch Limited (“BofA Merrill Lynch”) is acting as a financial advisor to Cairn India Limited and is advising no one else in connection with the Transaction and this announcement. In connection with such matters, BofA Merrill Lynch, its affiliates and its and their respective directors, officers, employees and agents, will not regard any other person as their client, nor will they owe or accept any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person other than Cairn India Limited for providing the protections afforded to their clients or for providing advice in connection with this announcement, the Transaction, any matters referred to herein or otherwise.

CAIRN vedanta
Vedanta Limited and Cairn India Limited:
Revised Terms for Merger
22 July 2016
Conference call at 6:45pm IST, details on the last page

Cautionary statement and disclaimer CAIRN vedanta
This presentation has been prepared by Vedanta Resources plc (“Vedanta”), Vedanta Limited and Cairn India Limited (“Cairn India”) for information purposes only in relation to a potential merger between Vedanta Limited and Cairn India (the “Transaction”) and is solely for the use of persons to whom it is addressed. By attending the meeting where this presentation is made, or by reading the slides of this presentation, you agree to be bound by the following conditions.
This presentation and its contents are confidential and should not be distributed, published or reproduced, in whole or part, or disclosed by recipients directly or indirectly to any other person. This presentation (including any oral briefing and any question-and-answer in connection with it) is not intended to, and does not constitute, represent or form part of any offer, invitation or solicitation of any offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of, any securities or the solicitation of any vote or approval in any jurisdiction. No shares are being offered to the public by means of this presentation. The release, presentation, publication or distribution of this presentation in jurisdictions other than the United Kingdom may be restricted by law and, accordingly, recipients of this presentation represent that they are able to receive this presentation without contravention of any unfulfilled registration requirements or other legal restrictions in the jurisdiction in which they reside or conduct business or have received this presentation. Any persons who are subject to the laws of any jurisdiction other than the United Kingdom should inform themselves about and observe any applicable requirements. Any failure to comply with these restrictions may constitute a violation of applicable laws. Accordingly, any persons in possession of this presentation should inform themselves about and observe any such restrictions.
The Transaction relates to securities of an Indian company and is proposed to be effected by means of a Scheme of Arrangement under Indian law. A transaction effected by means of a Scheme of Arrangement is not subject to the proxy solicitation or tender offer rules under the Securities Exchange Act of 1934, as amended. The Transaction is subject to the disclosure requirements, rules and practices applicable in India to Schemes of Arrangement, which differ from the requirements of the U.S. proxy solicitation and tender offer rules. The Vedanta Limited securities to be issued in the Transaction have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) and may not be offered or sold in the United States absent registration or an available exemption from the registration requirements of the Securities Act. Accordingly, the Vedanta Limited securities to be issued in the Transaction are expected to be issued in reliance upon the exemption from the registration requirements of the Securities Act provided by Section 3(a)(10) of the Securities Act or another available exemption under the Securities Act.
No statement in this presentation (including any statement of estimated synergies) is intended as a profit forecast or estimate for any period and no statement in this presentation should be interpreted to mean that cash flow from operations, free cash flow, earnings, earnings per share or income on a clean current cost of supplies basis for any of Vedanta, Vedanta Limited or Cairn India, as appropriate, for the current or future financial years would necessarily match or exceed the historical published cash flow from operations, free cash flow, earnings, earnings per share or income on a clean current cost of supplies basis for any of Vedanta, Vedanta Limited or Cairn India, as appropriate.
This presentation includes statements that are, or may be deemed to be “forward-looking statements” and other estimates and projections with respect to management’s subjective views of the anticipated future performance, financial condition, results of operations and businesses of Vedanta, Vedanta Limited and Cairn India and of the Transaction. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. No assurance can be given that the forward-looking statements in this presentation will be realised. Forward-looking statements include, among other things, statements concerning the potential exposure of any of Vedanta, Vedanta Limited or Cairn India to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions including as to future potential cost savings, synergies, earnings, cash flow, return on average capital employed, production and prospects. Additional factors that could cause Vedanta Limited and its subsidiaries’ results to differ materially from those described in the forward-looking statements can be found in the Vedanta Limited’s 2015 Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission. These forward-looking statements are identified by their use of terms and phrases such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “objectives”, “outlook”, “probably”, “project”, “will”, “seek”, “target”, “risks”, “goals”, “should” and similar terms and phrases. There are a number of factors that could affect the future operations of any of Vedanta, Vedanta Limited or Cairn India and could cause those results to differ materially from those expressed in the forward-looking statements included in this presentation, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for any of Vedanta’s, Vedanta Limited’s or Cairn India’s products; (c) currency fluctuations; (d) reserves estimates; (e) loss of market share and industry competition; (f) environmental and physical risks; (g) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (h) the risk of doing business in developing countries and countries subject to international sanctions; (i) legislative, fiscal and regulatory developments including potential litigation and regulatory measures as a result of climate changes; (j) economic and financial market conditions in various countries and regions; (k) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; and (l) changes in trading conditions. All forward-looking statements contained in this presentation are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. None of Vedanta, Vedanta Limited nor Cairn India undertakes any obligation to provide the results of any revisions or updates to any forward-looking statements in this presentation that may occur due to any change in its expectations or to reflect events or circumstances after the date of this presentation (except to the extent required by applicable law or regulation or any appropriate regulatory authority). As a result of these risks, uncertainties and assumptions, recipients should not place undue reliance on these forward-looking statements as a prediction of actual results or otherwise. These projections have not been independently verified.
Vedanta Ltd and Cairn India Ltd - Revised Terms for Merger: 22 July 2016 2

Cautionary statement and disclaimer (cont’d) CAIRN vedanta
The information contained in these materials has not been independently verified. No reliance may be placed for any purposes whatsoever on the information contained in this presentation or on its completeness (including, without limitation, on the fairness, accuracy, completeness or correctness of the information or opinions contained herein). None of Vedanta, Vedanta Limited or Cairn India, or any of its or their shareholders, subsidiaries, affiliates, associates, or their respective directors, officers, partners, employees, representatives or advisers, or any other person accepts any responsibility or liability whatsoever, whether arising in tort, contract or otherwise, for any errors, omissions or inaccuracies in such information or opinions or for any loss, cost or damage suffered or incurred howsoever arising, directly or indirectly, from any use of this document or its contents or otherwise in connection with this document, and makes no representation or warranty, express or implied, for the contents of this document including its accuracy, fairness, correctness, sufficiency, completeness or verification or for any other statement made or purported to be made by any of them, or on behalf of them, and nothing in this presentation shall be relied upon as a promise or representation in this respect, whether as to the past or the future. The information and opinions contained in this presentation are current, and if not stated otherwise, as of the date of this presentation. None of Vedanta, Vedanta Limited and Cairn India undertake any obligation to update or revise any information or the opinions expressed in this presentation as a result of new information, future events or otherwise. Any opinions or information expressed in this presentation are subject to change without notice.
J.P. Morgan Limited (which conducts its UK investment banking activities as J.P. Morgan Cazenove) (“J.P. Morgan Cazenove”) and is authorised and regulated in the United Kingdom by the Financial Conduct Authority, is acting as corporate broker and financial advisor exclusively for Vedanta and no one else in connection with the Transaction and will not regard any other person as its client nor be responsible to anyone other than Vedanta for providing the protections afforded to its clients nor for providing advice in connection with the Transaction or any matter referred to herein. Neither J.P. Morgan Cazenove nor any of its affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of J.P. Morgan Cazenove in connection with the Transaction, any statement contained herein or otherwise.
Morgan Stanley & Co. International plc (“Morgan Stanley”) is acting as corporate broker and financial advisor to Vedanta and is advising no one else in connection with the Transaction and this presentation. In connection with such matters, Morgan Stanley, its affiliates and its and their respective directors, officers, employees and agents, will not regard any other person as their client, nor will they owe or accept any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person other than Vedanta for providing the protections afforded to their clients or for providing advice in connection with this presentation, any matters referred to herein or otherwise.
Lazard & Co., Limited, which is authorised and regulated in the United Kingdom by the Financial Conduct Authority, and Lazard India Private limited, a Category I Merchant Banker registered with the Securities and Exchange Board of India (together with Lazard & Co., Limited, “Lazard”), are acting as financial advisor to Vedanta Limited and are advising no one else in connection with the Transaction referred to in this presentation and will not be responsible to any person other than Vedanta Limited for providing the protections afforded to the clients of Lazard, nor for providing advice in relation to the Transaction, the contents of this presentation or any other matters referred to herein. Neither Lazard nor any of its affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Lazard in connection with this presentation, any statement contained herein or otherwise.
DSP Merrill Lynch Limited (“BofA Merrill Lynch”) is acting as a financial advisor to Cairn India Limited and is advising no one else in connection with the Transaction and this announcement. In connection with such matters, BofA Merrill Lynch, its affiliates and its and their respective directors, officers, employees and agents, will not regard any other person as their client, nor will they owe or accept any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person other than Cairn India Limited for providing the protections afforded to their clients or for providing advice in connection with this announcement, the Transaction, any matters referred to herein or otherwise.
Vedanta Ltd and Cairn India Ltd - Revised Terms for Merger: 22 July 2016 3

Revised Merger Terms CAIRN vedanta
Revised and final terms - Cairn India Limited public shareholders will receive for each equity share held:
1 Equity Share in Vedanta Limited
4 Redeemable Preference Shares (RPS) in Vedanta Limited with a face value of Rs.10
Dividend: 7.5% p.a.
Tenure: 18 months
Implied premium of 20% to one month VWAP of Cairn India share price
Pro-forma ownership in Vedanta Limited:
Vedanta Limited shareholders 79.8%; Cairn India Limited shareholders 20.2%
Vedanta plc pro-forma ownership of 50.1% in Vedanta Limited
Effected by way of a Scheme of Arrangement
Conditional on shareholder approvals at each of Vedanta plc, Vedanta Limited and Cairn India Limited, as well as customary regulatory approvals
Vedanta Limited and Cairn India shareholder meetings to occur on 8 Sept 2016 and 12 Sept 2016, respectively
Vedanta Resources Plc shareholder meeting in September 2016
Supported by fairness opinions provided by independent banks
Unanimously approved by the independent and non-conflicted Board members of Vedanta Limited, Cairn India and Vedanta Resources plc, considering prevailing market conditions and underlying commercial factors
Vedanta Ltd and Cairn India Ltd - Revised Terms for Merger: 22 July 2016 4

Benefits of a Diversified Portfolio CAIRN vedanta
Vedanta’s diversified portfolio significantly reduces volatility...
Commodity prices
(15 June 2015 = 100)
Aluminium Zinc Copper Iron Ore 62% Silver Brent Oil VED commodity Basket¹
130 % Change Since Announcement
22.4%
120
110
6.0%
100 (5.4%)
90 (5.5%) Vedanta commodity Basket1
(14.4%)
80 (15.9%)
70 (26.1%)
60
50
40
Jun-15 Jul-15 Sep-15 Nov-15 Dec-15 Feb-16 Apr-16 May-16 Jul-16
…and generates more consistent margins
% EBITDA margin
100%
Cairn India Limited Vedanta Limited ²
80%
60%
40% FY16: 33%
20% FY16: 30%
0%
FY 09³ FY 10 FY 11 FY 12 FY 13 FY 14 FY 15 Q1 16 Q2 16 Q3 16 FY16
Source: Company filings, Bloomberg
1. Vedanta Limited Commodity Basket is a weighted average of commodity prices, weights are based on actual FY2016 revenue mix. Copper India revenues based on realized Tc/Rc’s.
2. Excludes custom smelting. For Vedanta Limited: reported numbers considered for FY13 to current; Vedanta plc ex KCM used as proxy for FY12 and before
3 March ‘09 was a 15 months period from 1st Jan 08 as a result of change in reporting year from Calendar Year to Financial Year
Vedanta Ltd and Cairn India Ltd - Revised Terms for Merger: 22 July 2016 5

Diversified Resource Companies Deliver Superior Shareholder Returns- Vedanta’s Ramp-ups to Drive Strong FCF and Shareholder Returns CAIRN vedanta
Superior shareholder returns from diversified commodity companies
2006 – 2016 Total Shareholder Return (INR)
38%
40%
20%
0%
(20%)
(40%)
(48%)
(60%)
Diversified Oil & Gas E&P peers
Resource peers
Source: Datastream as at 20 July 2016, shown on an INR basis
Diversified Resource peers include Anglo American, BHP Billiton, Freeport McMoran, Glencore, Rio Tinto, Teck Resources, Vedanta Resources plc
Oil & Gas E&P peers include mid-cap exploration and production companies with focus on production from emerging markets; includes DNO ASA, Genel Energy, Gulf Keystone Petroleum, Kosmos Energy, Maurel et Prom, Nostrum, Soco International and Tullow Oil
Ramp-up of Aluminium, Power and Iron Ore at Vedanta Limited Driving Strong Cash Flow Generation
EBITDA $3.6bn $2.3 bn +30%1 growth
Capex $1.5 bn $0.6 bn $1.0 bn
Copper Eq. Production (kt)
+60% growth
FY2015 FY2016 FY2017e
Oil & Gas Zinc India Zinc Intl Copper
Iron Ore Power Aluminium
Source: FY2016 Results Presentation for Vedanta Ltd
All commodity and power capacities rebased to copper equivalent capacity (defined as production x commodity price / copper price) using average commodity prices for FY2016. Power rebased using FY2016 realisations, copper custom smelting capacities rebased at TC/RC for FY2016, iron ore volumes refers to sales with prices rebased at average 56/58% FOB prices for FY2015.
1 EBITDA potential based on estimated FY2017 production at commodity prices as of 20th April 2016 and Q4 FY’16 costs
Vedanta Ltd and Cairn India Ltd - Revised Terms for Merger: 22 July 2016 6

Strategic Rationale CAIRN vedanta
Diversified portfolio de-risks earnings volatility and drives stable cash flows through cycle
Improved ability to allocate capital to highest return projects
Greater financial flexibility to sustain strong dividend distribution
Cost savings and greater capital efficiency, with potential re-rating to benefit all shareholders
Stronger balance sheet lowers overall cost of capital
Consistent with stated corporate strategy to simplify the Group structure
Long term sustainable value enhancement for all shareholders
Vedanta Ltd and Cairn India Ltd - Revised Terms for Merger: 22 July 2016 7

Summary CAIRN vedanta
Cairn India shareholders
De-risked earnings and stable cash flows through the cycle
Attractive transaction terms
Exposure to Vedanta Limited’s world class metals and mining assets – low cost, long life and well invested, delivering strong growth through production ramp ups
Improved optionality to allocate capital and increased participation in cost savings
Increased free float and trading liquidity
Potential re-rating
Vedanta Ltd & Vedanta plc shareholders
Further simplification of Group structure in line with stated Group strategy
Reinforces Vedanta Limited’s position as India’s leading, global diversified natural resources champion
Enhanced alignment of operational and financing cash flows
Financial flexibility
Potential re-rating
Long term sustainable value enhancement for all shareholders
Vedanta Ltd and Cairn India Ltd - Revised Terms for Merger: 22 July 2016 8

Transaction timetable CAIRN vedanta
Key Event Expected date
BSE, NSE and SEBI approvals sought Completed
BSE, NSE and SEBI approvals Completed
Application to High Court in India Completed
Vedanta plc posting of UK Circular August 2016
Vedanta plc EGM September 2016
Vedanta Limited shareholder meeting 8th September 2016
Cairn India Limited shareholder meeting 12th September 2016
Foreign Investment Promotion Board approval Q4 CY 2016
High Court of India approval Q1 CY 2017
MoPNG approval Q1 CY 2017
Transaction completion Q1 CY 2017
Vedanta Ltd and Cairn India Ltd - Revised Terms for Merger: 22 July 2016 9

CAIRN vedanta
Appendix

Transaction Approvals CAIRN vedanta
India
Stock exchanges (NSE and BSE) and SEBI approval received
High Court and other regulatory approvals in India for Scheme of Arrangement
Vedanta Limited and Cairn India Limited Shareholder approvals
Listing requirements: majority of minority (Vedanta plc and Vedanta Limited cannot vote)
Court scheme: 75% of present and voting (Vedanta plc and Vedanta Limited can vote)
MoPNG approval for transfer of Cairn PSC’s to Vedanta Ltd.
Foreign Investment Promotion Board approval for issue of RPS to foreign investors of Cairn India
UK
Vedanta plc shareholder approval: simple majority
Completion expected Q1 CY 2017
Vedanta Ltd and Cairn India Ltd - Revised Terms for Merger: 22 July 2016 11

Vedanta Ltd: Large, low cost and diversified asset base

	R&R Life (years)	FY2016 Production	FY2016 EBITDA (Rs. Crore)	Key highlights
O&G Oil & Gas	15+	46.9 mmboe[1]	3,504 ($535mn)	• India's largest private-sector crude oil producer • Strong FCF generation even at low oil prices with opex of $6.5/bbl
ZLS Zinc – India	25+	Zn - 759kt[2] Ag - 14moz	6,484 ($991mn)	• Positioned on the 1st decile of the cost curve • Rampura Agucha is the largest zinc-lead mine globally; significant production of silver from SK mine
ZLS Zinc Intl.	20+	226kt[3]	380 ($58mn)	• Gamsberg is one of the world's largest undeveloped zinc deposits • Developing Gamsberg with a modular and flexible approach to maximise value
Cu Copper – India	NA	384kt	2,205 ($337mn)	• One of the world's most efficient custom smelters, operating consistently above 90% utilisation rate • Strongly positioned on the 1st quartile of the cost curve
Fe Iron Ore	20+	5.2dmt[4]	402 ($61mn)	• Goa operation on 1st quartile of the cost curve • Largest iron ore exporter in India pre-ban, significant ramp-up in FY2017
Al Aluminium	NA	923kt[5]	661 ($101mn)	• Significant ramp up of capacities in FY 2017 • Integrated capacity with captive power
Pwr Power	NA	12,121MU[6]	1,299 ($198mn)	• 9,000 MW fully operational, of which 3,600 MW commercial power • Poised to benefit from structural power shortage in India

1. Vedanta Ltd working interest 2. Refined zinc total production (does not include 145kt refined lead) 3. Refined zinc from Skorpion (82kt) and mined metal from BMM and Lisheen (63kt and 81kt, respectively) 4. Production of saleable ore 5. Total aluminum production (does not include Lanjigarh 971kt of Alumina). 6. Total power sales

Vedanta Ltd and Cairn India Ltd - Revised Terms for Merger: 22 July 2016

12

Geographical Footprint CAIRN vedanta
6
15
3
15 4 14
2
1 14
20 13 13
5
20 7 13
12
16
16
21 8 17
18
9 19
11
10 10
22
Zinc-Lead-Sliver
Oil & Gas
Iron Ore
Copper
Aluminium
Power
Projects under development/commissoning
Captive thermal power plant
1. Debari smelter
2. Chanderiya smelters
3. Rampura Agucha mine
4. Rajpura Dariba mine & smelters and Sindesar Khurd mine
5. Zawar mine
6. Talwandi Sabo power project
7. Silvassa refinery
8. Iron ore operations – Goa
9. Iron ore operations – Karnataka
10. Tuticorin smelter
11. MALCO power plant
12. Lanjigarh alumina refinery
13. Jharsuguda smelters & power plants
14. Korba smelters & power plants
15. Rajasthan block
16. Ravva (PKGM-1) block
17. KG-ONN-2003/1 block
18. KG-OSN-2009/3 block
19. PR-OSN-2004/1 block
20. Cambay (CB/052) block
21. MB-DWN-2009/1 block
22. SL 2007-01-001 block
Note: Maps not to scale
Africa
23
25
26 27
23. Lisheen mine, Ireland1
24
24. Mt Lyell mine, Australia
28
30 29
25. Iron Ore project, Liberia
26. 27. Konkola and Nchanga copper mines & Nchanga smelter, Zambia (Part of Vedanta Resources Plc)
28. Skorpion mine, Namibia
29. Black Mountain mine, Gamsberg Mine, South Africa
30. South Africa Block 1
1Lisheen had a safe and fully-costed closure after 17 years of operation in Nov 2015
Vedanta Ltd and Cairn India Ltd - Revised Terms for Merger: 22 July 2016 13

Pro forma 2016 financials CAIRN vedanta
Vedanta Limited consolidated
(Rs. crore) Vedanta Limited consolidated
pro-forma (Rs. crore)
EBITDA 15,012 15,012
Operating profit 8,301 8,301
Profit after tax 6,216 6,216
Minority interest 3,306 2,355
Attributable to equity holders 2,910 3,861
EPS Rs.9.8 Rs.10.4
Gross Debt 77,952 77,952
Cash 52,666 52,666
Net Debt 25,286 25,286
Interest expense 5,704 5,704
Outstanding shares (mm) 2,965 3,717
Credit Metrics
Net Debt / EBITDA 1.7x 1.7x
EBITDA / Net Interest 6.8x 6.8x
Note: Numbers above as per Indian GAAP, excluding special items of Rs. 12,452 crores reported in FY2016, of which Rs. 10,074 crore is impairment of Cairn goodwill.
Vedanta Ltd and Cairn India Ltd - Revised Terms for Merger: 22 July 2016 14

Conference Call Details CAIRN vedanta
There will be a conference call on Friday, 22 July 2016 at 6:45 PM IST (2:15PM UK time, 9:15AM NY time)
The dial-in numbers for the call are below:
Event Telephone Number
Conference call on
22 July 2016 India – 6:45 PM (IST) Mumbai main access
+91 22 3938 1017
Mumbai standby access
+91 22 6746 8333
Singapore – 9:15 PM (Singapore Time) Toll free number
800 101 2045
Hong Kong – 9:15 PM (Hong Kong Time) Toll free number
800 964 448
UK – 2:15 PM (UK Time) Toll free number
0 808 101 1573
US – 9:15 AM (Eastern Time) Toll free number
1 866 746 2133
Replay of Conference Calls
(till 29 July 2016) Mumbai
+91 22 3065 2322
+91 22 6181 3322
Passcode: 89897#
The release and presentation are available on our websites www.vedantalimited.com, www.cairnindia.com and www.vedantaresources.com
Vedanta Ltd and Cairn India Ltd - Revised Terms for Merger: 22 July 2016 15